Exhibit 99.2

 EPSOLAY® PHASE 3 RESULTS

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 EPSOLAY® PHASE 3 STUDY DESIGN  Multicenter, parallel, double-blind, randomized, vehicle-controlled, 2:1 ratio, QDInclusion criteria:Male & female ≥ 18 years of age IGA score “moderate” to “severe”≥ 15 ≤ 70 inflammatory lesions≤ 2 nodules  IGA Definition:“Clear”: Skin clear of inflammatory papules or pustules“Almost clear”: Very few small papules or pustules and very mild dull erythema is present“Mild”: Few small papules or pustules and mild dull or light pink erythema is present“Moderate”: Several to many small or larger papules or pustules and moderate light to bright red erythema is present“Severe”: Numerous small and/or larger papules or pustules and severe erythema that is bright red to deep red is present

 STUDY POPULATION & DISCONTINUATION  Study 54-02  Study 54-01  # of Patients  Epsolay®  Vehicle  # of Patients

 PATIENT SEVERITY AT BASELINE    Study 54-01    Characteristic  Epsolay®  Vehicle   IGA “Moderate”IGA “Severe”  210 (86.4%)33 (13.6%)  104 (88.1%)14 (11.9%)  Mean lesion count (SD)Median lesion count (range)  25.7 (11.07)22.0 (15-69)  26.3 (12.45)21.0 (15-70)  Study 54-02    Epsolay®  Vehicle   227 (90.8%)23 (9.2%)  112 (91.8%)10 (8.2%)  29.8 (14.00)25.0 (15-70)  27.5 (13.04)22.5 (15-70)

 PRIMARY ENDPOINTS (ITT)  Study 54-02  Study 54-01  P-value < 0.001  P-value < 0.001  Success in IGA @ Week 12  Inflammatory Lesion Count Change from Baseline @ Week 12  P-value < 0.001  P-value < 0.001  Study 54-02  Study 54-01

 SECONDARY ENDPOINT (ITT)  Study 54-02  Study 54-01  Inflammatory Lesion Percent Change from Baseline @ Week 12  P-value < 0.001  P-value < 0.001

 EXPLORATORY ENDPOINTS (ITT)  Study 54-02  Study 54-01  Success in IGA @ Week 2  Inflammatory Lesion Count Change from Baseline @ Week 2  P-value = 0.009  P-value = 0.017  P-value < 0.001  P-value < 0.001  Study 54-02  Study 54-01

 Success in IGA @ Week 4  Inflammatory Lesion Count Change from Baseline @ Week 4  P-value < 0.001  P-value = 0.009  P-value < 0.001  P-value < 0.001  SECONDARY ENDPOINTS (ITT)  Study 54-02  Study 54-01  Study 54-02  Study 54-01

 SECONDARY ENDPOINTS (ITT)  Success in IGA @ Week 8  Inflammatory Lesion Count Change from Baseline @ Week 8  P-value < 0.001  P-value = 0.006  P-value < 0.001  P-value < 0.001  Study 54-02  Study 54-01  Study 54-02  Study 54-01

 ABSOLUTE REDUCTION IN LESION COUNT OVER TIME  Statistical significant improvement in reducing inflammatory lesions as of Week 2  P-value < 0.001  P-value < 0.001

 SUCCESS IN IGA OVER TIME (ITT)  Statistical significant improvement in in getting patients to the stage of “clear” or “almost clear”  P-value < 0.001  P-value < 0.001

 Rapid efficacy of Epsolay®   (†) Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducted a head-to-head comparison trial or study  SIDE-BY-SIDE WITH HISTORICAL SOOLANTRA® RESULTS(†)

 Baseline Characteristics of Active Arm  IGA  Severe  33  23  82  113  26  65  0  51  71      Moderate  210  227  369  346  172  418  557  444  443      Mild  0  0  0  0  0  0  0  0  0    Inflammatory Lesions    25.7  29.8  31.0  33.3  21.6  21.7  18.3  28.5  30.0  Inflammatory Lesions – Mean Percent Change from Baseline @ Week 12  SIDE-BY-SIDE WITH OTHER HISTORICAL TRIAL RESULTS(†)  Success in IGA @ Week 12  Difference from Vehicle  FMX103  Minocycline foam, 1.5%  10-week study  Epsolay®   (†) Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn as if we conducted a head-to-head comparison trial or study

 LESION COUNT IMPROVEMENT OVER TIME

 SKIN TOLERABILITY (SAFETY POPULATION)  Study 54-01  Study 54-02      Itching Burning/Stinging Dryness Scaling  Percent of Patients                  Epsolay®      Vehicle              Percent of Patients  Itching Burning/Stinging Dryness Scaling

 No. (%) of Subjects  Study 54-01      Epsolay®  Vehicle  Subjects reporting any TEAE  49 (20.5%)  17 (15.0%)  Serious TEAE  1 (0.4%)1    Severe TEAE  2 (0.8%)    Discontinuation  5 (2.1%)  1 (0.9%)  Treatment-related  14 (5.9%)  3 (2.7%)  Study 54-02    Epsolay®  Vehicle  50 (20.2%)  22 (18.2%)  1 (0.4%)2    2 (0.8%)3    4 (1.6%)  1 (0.8%)4  9 (3.6%)    1 Femur fracture2 Spinal compression fracture3 One subject with spinal compression fracture4 Subject with urinary tract infection – Discontinuation defined as “other” reason   (†)TEAE = Treatment-Emergent Adverse Events  TEAEs (†) (SAFETY POPULATION)

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